SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 32)1

THE GAP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760108

1.	Names of Reporting Persons Doris F. Fisher

2.	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,555*

	6.	Shared Voting Power 43,155,196*

	7.	Sole Dispositive Power 5,555*

	8.	Shared Dispositive Power 43,155,196*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,160,751*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% †

12.	Type of Reporting Person* IN

* As of February 9, 2009.

† Based on 706,483,075 shares of Issuer's common stock outstanding as of December 5, 2008.

Item 1. Issuer.
	(a)	Name of Issuer: The Gap, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: Two Folsom Street San Francisco, CA 94105

Item 2. Security and Background.
	(a)	Name of Person Filing: Doris F. Fisher (the “Reporting Person”)
	(b)	Principal Business Address: Two Folsom Street San Francisco, CA 94105
	(c)	Citizenship or Place of Organization: The Reporting Person is a citizen of the United States.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP No.: 364760-10-8

Item 3.	Filings under Rules 13d-1(b), or 13d-2(b) or (c).
Not Applicable.
Item 4.	Ownership.
	(a)	Amount beneficially owned: 43,160,751 (as of February 9, 2009)
	(b)	Percent of class: 6.1%
	(c)	Number of shares as to which the person has voting and dispositive power (as of February 9, 2009):
(i) Sole power to vote or direct the vote: 5,555
(ii) Shared power to vote or to direct the vote: 43,155,196

(iii) Sole power to dispose of or to direct the disposition: 5,555
(iv) Shared power to dispose or to direct the disposition: 43,155,196

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Executed this 10th day of February 2009.

By:	*

Doris F. Fisher

		*By:	/s/ Jane Spray

Jane Spray, Attorney-in-Fact

* This Schedule 13G was executed by Jane Spray as Attorney-in-Fact for Doris F. Fisher pursuant to the Power of Attorney attached as Exhibit A to Doris F. Fisher's Schedule 13G filed on February 12, 2002, which is incorporated herein by reference.